

AMPERE

The Focus Raise

Ampere Series A



Dusk
Tint Level
Light
Dark
Presets
Add Preset

50,000+
Customers in 100+ Countries

680%
'22 Gross Revenue Growth

$4M
'22 Gross Revenue

Covered by the Biggest Tech Publications

cnet · Wirecutter · DIGITAL TRENDS · THE VERGE · WIRED · Entrepreneur · Forbes · GQ

Award-winning Products



















CES Innovation Awards 2023 · CES Innovation Awards 2023 · CES Innovation Awards 2021 · Gear Junkie Best of CES 2022 · CES Editors' Choice 2020 Reviewed · CES Editors' Choice 2023 Reviewed · tom's guide Best in Show CES 2020 · SPY Smart Home Awards 2022 · Love Eyewear Awards 2023

See Appendix 2 and 4 for more details on financials and gross revenue.

Investment highlights



680% Gross Revenue Growth

In 2022, we had $4M in gross revenue and nearly triple-digit growth in every channel. By 2025, we're projecting* to grow by 30x and hit $120M in total revenue.



Revolutionizing a $160B Market

As a market leader in a new and exciting technology, we believe there is an incredible opportunity for growth in the $160B global eyewear market.



50,000+ Customers

Ampere has a large customer base, a strong repeat customer rate, and a high customer lifetime value which provides a solid foundation for growth.



1,500 Stores Planned in 2023

Last year, we experienced 456% YoY retail growth. We have a global distribution network and are currently in discussion with the largest US and global retailers.



150M Video Views

With 40M organic social media views alone, our thumb-stopping tech is reaching new audiences and driving brand awareness.



Strong IP Portfolio

With 6 patents published, 4 pending, and 7 exclusively licensed, our innovative technology is well protected.



Experienced Electronics Team

With over 50 years of combined experience, the Ampere team can design, develop, and manufacture innovative tech products at scale.



Making Tech Sustainable

Our dedication to sustainable tech involves 100% plastic-free packaging, eco-friendly materials, carbon-neutral orders, and more.

*See Appendix 1 for forward looking statement disclaimer about projections. See appendix 2, 3, 4, for more details on financials and gross revenue. Total Global Eyewear Market per Statista, October 2022.

Our history

We believe we're on track to have launched an innovative **million-dollar** product **every year** we've been in business



2019
- Ampere born
- Unravel launched

2020
- Shower Power launched
- CES Innovation Award

2021
- Dusk Launched
- Transitioned to 100% plastic-free packaging

2022
- Launched Ampere App
- Launched Horizon

2023
- Dusk Sport launched
- 2x CES Innovation Awards

What's Next
- Dusk Rx launching in summer 2023

See Appendix 5 for more details on financials.

The $160B eyewear market is built on outdated tech

The Problem

1 Regular Sunglasses
are not suitable for all conditions
due to the fixed tint.

2 Smart Sunglasses
are big and bulky, and for most, the
only "smart" feature is the audio.

3 Photochromic Glasses
are slow and unfashionable, and
designed with outdated technology.

Market Size



$160B
8.4% CAGR
*Global Eyewear
Market*

$61B
14.6% CAGR
*Global Wearables
Market*

$6B
7.1% CAGR
*Photochromic
Glasses
Market*

Total Global Eyewear Market per Statista, October 2022
Total Global Wearables Market per Grand View Research, 2022
Total Global Photochromic Market per Facts and Factors, October 2022



Say hello to Dusk

The future of sunglasses

Dusk are the **world's first** pair of app-enabled **electrochromic, tint-changing** smart sunglasses.

Now, *you* control the tint

Dusk



Dusk Features

- Electrochromic lenses
- Adjust the tint on the frame
- Adjust the tint on the app
- Open-ear audio
- Integrated microphones
- Lightweight, durable design

On Sale Now

Dusk Sport



Dusk Sport Additional Features

- InstaOptic™ auto-tint change
- Huddle Mode™ on-frame chat
- Premium audio with big bass
- Noise-reduction technology

On Sale Now

Ampere App



App Features

- Take the lenses even darker
- Save your favorite tint settings
- Customize your tint settings
- Play an alarm to find Dusk

It's time to transition to Dusk

	Dusk	Regular Sunglasses	Transitions® Sunglasses	Smart Sunglasses
Adjustable Tint	✓	X	✓	X
Manually Controlled Tint	✓	X	X	X
Tint Change Speed	0.1 secs	X	3+ minutes	X
Works in Cars and Uneven Lighting	✓	X	X	X
App-Enabled	✓	X	X	✓

Transitions® Tint-change Speed per www.allaboutvision.com

The 2023 Focus Raise by Ampere



Ampere has a strong IP portfolio and a partnership with a world leader in liquid crystal technology

6	**4**	**32**	**7**
Issued Patents	Patents Pending	Registered Trademarks	Licensed Patents

Dusk are one-of-a-kind glasses, offering both **automatic** tint adjustment using an ambient light sensor and **manual** control through buttons or a dedicated app.



Dusk lenses leverage **liquid crystal film**. The orientation of liquid crystal molecules can be modulated by varying the electric field, allowing for instantaneous, customizable tint adjustment.

All IP owned or licensed by the Ampere brand, not only the Dusk product line

"**The level of innovation you've achieved with the limited resources you have is amazing!**"

- Head of Innovation

Multi-billion dollar optical company

Our community loves Dusk

With **40+ million** organic views on TikTok, Instagram and YouTube, a **280,000+** mailing list, and features in **100+** publications, Dusk has become a viral sensation.











Following For you
3.7M views
@zenosjake

Reels
10M views
@beebomco
hese are NOT Normal Sunglasses

Following For you
140.4K views
@thegilberttwins

This is not intended to be investment advice. The testimonial was created prior to this offering and was created with respect to the product and not with respect to the offering, and the individual was provided a free pair of our glasses.

We were one of the fastest growing DTC consumer electronics brands in 2022



+647%	**Ampere.Shop** shopify
+781%	**INDIEGOGO** KICKSTARTER
+96%	**amazon**

With strong retail traction, we believe there is massive potential upside

- 456% YoY growth and 1,500 new retail stores planned for 2023 (1,200 in USA)
- Dusk is selling out in airport stores around the world
- Retailers established: Duty Free, Decathlon, QVC, Krys Group, Walmart, and other independents
- Distribution established in: USA, UK, EU, ME, APAC
- In discussion with the largest US and global retailers and the largest US and global optical groups
- Eyewear market to reach $324 billion by 2030 and 79% of the market was brick and mortar in 2021





See Appendix 3 for more details on financials. Eyewear Market Growth Rate and Brick and Mortar Share per Grand View Research,

The 2023 Focus Raise by Ampere

And we are just getting started...



Dusk
Our original frames in a classic wayfarer style

Available now



Dusk Sport
Our high-performance sports sunglasses with premium sound

Available now



Dusk Rx
A line of prescription-ready glasses with app-enabled tint adjustment

Launching Summer, 2023



Dusk Goggles
High-performance ski goggles with app-enabled tint adjustment

Coming soon



Dusk Indoor
Indoor lenses with app-enabled adjustable blue-light blocking technology

Coming soon

The future is coming into focus. We believe that Dusk Rx will accelerate our growth

Launching in summer 2023

We believe we'll be unlocking massive growth opportunities by launching Dusk Rx. 79% of the global eyewear market is prescription spectacles. We believe Dusk Rx is set to revolutionize that.

Accommodates prescriptions from +/- 2 CYL, +/- 4 SPH* (80% of customers)



InstaOptic™ — Ambient light sensors for automatic tint-adjustment

Force sensors for manual tint adjustment

Prescription market share per Fortune Business Insights. Dusk Rx prescription range to be confirmed.

We have our sights set on more ambitious applications



Potential Medical Applications

- Dyslexia
- Irlen syndrome
- Age-related macular degeneration



Augmented Reality

- Gaming
- Metaverse
- Messaging display

We are working to make tech more sustainable

 Innovative, sustainable materials

 High-quality, long-lasting products

 Plastic-free packaging

 Responsible disposal of e-waste

 Carbon neutral orders



We're projecting fast-paced growth

After launching Dusk, our gross revenue grew 680% in 2022, making it our biggest year yet.

We believe we have successfully proven our omnichannel business model. Every single channel experienced strong gross revenue growth in 2022. Shopify grew 647%, crowdfunding platforms by 781%, retail grew by 456%, and Amazon by 96%.

By 2025, we're projecting to grow our gross revenue by 30x and hit $120M in total revenue.



See Appendix 1 for forward looking statement disclaimer about projections. See Appendix 2, 3, and 4, for more details on financials.

The 2023 Focus Raise by Ampere

Another reason to invest? Our winning team

Digital Marketing Veterans
Raised Over $50M+ on Product Crowdfunding



Reid Covington
CEO
- 10+ years scaling consumer startups.
- Serial entrepreneur, started 6 companies.
- Raised $50M+ on product crowdfunding since 2016.
- Officially recognized Kickstarter Expert.
- Featured on CBS' Innovation Nation x 2.



Claire Miles
CCO
- 13+ year experience in content strategy and branding.
- Formerly at WPP, McCann.



Grant Shi
Art Director
- Former design lead at WPP for Ford Motor Company's APAC communications team.

Experienced in Electronics
With 50+ Years Combined Experience



Chase Larson
COO
- 8+ years experience in hardware, design strategy, and procurement in consumer electronics.
- Formerly at Jawbone
- 5 patents published and 5 patents pending



George Du
Manufacturing Director
- 15+ years of experience in manufacturing consumer electronics.



Fenghua Li, PhD
Technical Advisor
- Founder and Chairman of Wicue
- PhD, Liquid Crystal Institute, Kent State University
- Head of Flexible Liquid Crystal Engineering Technology Center of Guangdong



Norm Edwards
Product Designer
- 30+ years of design experience
- Designed for eyewear brands including Patrick Cox, Storm, Quicksilver, Jasper Conran, Kangol, and more.
- His design work has won both iF and Red Dot Awards.

Our ask

Now we need your help. With your investment, we believe can take Ampere to the next level.

We believe we have an innovative business model, game-changing products, strong IP, and a world-class team with a track record for execution.

INVEST IN AMPERE



Appendix

1. Read the Offering information carefully before investing. It contains details of the issuer's business, risks, charges, expenses, and other information, which should be considered carefully before investing. Obtain a Form C and Offering Memorandum at invest.ampere.shop. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Past performance is not indicative of future performance. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

   This document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

2. Ampere gross revenue for 2022 was $3,981,572 vs $510,531 for 2021 representing 679.89% YoY revenue growth. These figures are based on self-certified financial statements. Audited financials are in progress. Actual amount could be materially different from the audited financials.

3. Ampere wholesale/retail gross revenue for 2022 was $175,206 vs $31,517 for 2021 representing 455.91% YoY revenue growth. These figures are based on self-certified financial statements. Audited financials are in progress. Actual amount could be materially different from the audited financials.

4. Gross revenue is a financial metric not prepared and presented under generally accepted accounting principles in the United States (GAAP) -- a non-GAAP financial measure, Gross revenue includes items not typically included in revenue under GAAP such as amounts related to discounts and returns. Please review the financial statements of Ampere, LLC for a reconciliation between this measure and our revenue under U.S. GAAP. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

5. Unravel launched on product crowdfunding in 2018, but Ampere was not officially incorporated until 2019 (Ampere's first year in business) and Unravel did not recognize revenue until 2019 so we have indicated that Unravel launched in 2019. Unravel has generated $3M+ in gross revenue since its launch, therefore, it is a million dollar gross revenue product. Shower Power launched on product crowdfunding in 2020. Shower Power generated $700k+ in gross revenue in 2022, therefore, we believe it is on track to become a million dollar gross revenue product in 2023 based on it's 2022 run rate. Dusk launched on product crowdfunding in in 2021. Dusk has generated $2M+ in gross revenue, therefore, it is a million dollar gross revenue product. Horizon launched on product crowdfunding in 2022. Horizon generated $120,622 in unrecognized revenue during the first 30 days of pre-sales from Oct 18, 2022 to Nov 17, 2022, therefore, we believe it is on track to become a million dollar revenue product in 2023 based on it's first 30 days of pre-sales run rate. These figures are based on self-certified financial statements. Audited financials are in progress. Actual amount could be materially different from the audited financials.